EXHIBIT 12

ARAMARK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(In thousands)

	Fiscal Year Ended
	September 28, 2001		September 27, 2002		October 3, 2003(B)		October 1, 2004		September 30, 2005
Income from continuing operations before income taxes and minority interest	$262,248		$393,149		$409,553		$415,216		$453,173
Fixed charges, excluding capitalized interest	199,225		182,112		193,049		174,892		180,582
Other, net	(4,433)		(7,810)		(12,811)		(12,819)		(10,127)

Earnings, as adjusted	$457,040		$567,451		$589,791		$577,289		$623,628

Interest expense	$156,234		$137,532		$144,649		$124,749		$130,890
Portion of operating lease rentals representative of interest factor	42,991		44,580		48,400		50,143		49,692

Fixed charges	$199,225		$182,112		$193,049		$174,892		$180,582

Ratio of earnings to fixed charges	2.3	x	3.1	x	3.1	x	3.3	x	3.5	x

(A)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(B)	Fiscal 2003 was a 53 week year.